

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

W. Lance Anderson
Chairman and Chief Executive Officer
NovaStar Financial, Inc.
2114 Central Street, Suite 600
Kansas City, Missouri 64108

>   **Re: NovaStar Financial, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 10, 2010**
>   **File No. 333-171115**

Dear Mr. Anderson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I/13E-3

1.   We note the disclosure under various items of the schedule. The schedule must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the schedule.

Registration Statement on Form S-4

General

2.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a "Special Factors" section in the front of your disclosure document. See Rule 13e-3(e)(1)(ii) and revise your document accordingly. We note that this would include, among items you have already disclosed in the back of your document, the

information required by Item 1014(d) and (e) and Item 1015(b) and (c) of Regulation M-A.

3.   In your next amendment, please include forms of proxy and consent.

4.   Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

5.   In certain filings relating to this transaction, see for example, the Form 8-K filed under Rule 425 on December 10, 2010, you make reference to the Private Securities Litigation Reform Act of 1995. This reference appears to be inappropriate, because the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2)(C) of the Exchange Act. Please confirm that you will refrain from making references to the PSLRA or its safe harbor provision in any press releases or other communications relating to the offer.

6.   Provide the information required by Item 1012(d) and (e) of Regulation M-A.

7.   Please advise why you filed a Form D on December 20, 2010.

8.   Your affiliates, Mr. Amster and Mr. Igdaloff, do not appear to have filed a Schedule 13D with respect to their holdings in your company. Please advise.

Summary Historical and Unaudited Pro Forma Financial Information, page 7

9.   Please make the disclosure required by Item 1010(a)(3) of Regulation M-A on both an historical and pro forma basis.

Why Should I Participate in the Series C Offer and Consent Solicitation?, page 20

10.   Please make clear, here and everywhere else in the document where you discuss the subsequent purchase, that the subsequent purchase will only take place if 75% or more of the Series C preferred stock is tendered in the exchange offer.

Elimination of Series C Preferred Stock, page 27

11.   You state that, immediately upon consummation of the offer, all remaining shares will be cancelled in exchange for the Remainder Consideration. Please provide your analysis as to how this is consistent with Rule 13e-4(f)(6).

Background of the Series C Offer and Consent Solicitation, page 36

12.   Please enhance your disclosure relating to the background of the transaction. Disclose, for instance, the members of the special committee, the individuals negotiating for all parties, including the holders of the Series D preferred stock and the Series C preferred stock, and the substance of all material negotiation points.

Conclusions of the Board of Directors of the Company, page 37

13.   Please enhance your discussion of the substantive and procedural fairness of the transaction, as it appeared to the special committee. The special committee does not appear to have fully considered all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. While one or more of the valuation measures listed in Instruction 2 may not be relevant in the context of the transaction, the reasons why should be explained for shareholders. Please revise your disclosure accordingly. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, SEC Release No. 34-17719 (April 13, 1981).

14.   Please revise your statements regarding the fairness of the transaction to unaffiliated security holders so that these statements specifically address the fairness of the transaction to unaffiliated security holders who participate in the exchange offer, as well as to those who do not participate in the exchange offer.

15.   Please disclose whether or not the special committee considered that the holders of the Series C preferred stock will be giving up all rights to accrued and unpaid dividends and the liquidation preference currently associated with their shares.

16.   The fairness conclusion of the board of directors is not supported by reasons independent of those considered by the special committee and the analysis of Stifel. A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards set forth in Instruction 2 to Item 1014 of Regulation M-A. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the board of directors relied on these persons' analyses and did not perform its own, the board of directors must specifically adopt the analyses and conclusions of these persons. Alternatively, provide a reasonably detailed discussion of the material factors upon which the board of directors relied in making its fairness determination.

17.   Provide the information required by Item 1004(e) of Regulation M-A.

The Series C Offer and Consent Solicitation, page 38

18.   Please describe the consent solicitation in greater detail. Include, for example, a description of the provisions requiring the consent, the specific substance of the consent, and the vote necessary to take the action.

Extension, Termination and Amendment, page 42

19.   We note you references to Central Time appearing in this section with respect to Rule 14e-1(d) and the definition of "business day." Please note that the foregoing rule, as well as Rule 13e-4(a)(3) refer to Eastern Time as the proper standard. Please revise your disclosure.

Exchange of Shares; Offer Consideration, page 43

20.   Please revise to state that you will issue the common stock or return the Series C preferred stock promptly after expiration rather than after acceptance. See Rule 14e-1(c).

Procedure of Tendering Shares and Notice of Guaranteed Delivery, page 44

21.   We note your disclosure that your determinations as to validity, form, eligibility and acceptance of any tender will be final and binding. Please revise, here and elsewhere as necessary, to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

Withdrawal Rights, page 45

22.   Disclose the date certain after which securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii). See Item 1004(a)(1)(vi) of Regulation M-A.

Fees and Expenses, page 47

23.   Please itemize your expenses. See Item 1007(c) of Regulation M-A.

Beneficial Ownership, page 83

24.   Please advise why the table appearing in this section does not include the Series C preferred stock.

Undertakings, II-5

25.   Please include the undertakings required under Item 512(a)(5) and (6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3233. If you require further assistance, you may contact David L. Orlic, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3503.

Sincerely,

Tom Kluck
Legal Branch Chief